August 16, 2017

Via Electronic Transmission

Attn: Dominic Minore, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

            Re:       Versus Capital Real Assets Fund LLC

                         Registration Statement on Form N-2

            File Nos. 333-214178; 811-23201

Dear Mr. Minore:

This letter is submitted in response to comments you provided by telephone on August 15, 2017 regarding the initial Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-2 on October 19, 2016, and as amended thereafter (the “Registration Statement”), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “ICA”), by Versus Capital Real Assets Fund LLC (the “Registrant” or the “Fund”). Your comments and the Registrant’s responses thereto are set forth below. Please note that this letter is being submitted on the same date as the Registrant’s Pre-Effective Amendment No. 4 to the Registration Statement is filed with the Commission, pursuant to Rule 472 under the Securities Act. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

PROSPECTUS

Prospectus Summary – Adviser

Comment

Please disclose that the three sub-advisory contracts described in the Registration Statement and attached as exhibits thereto have each been approved by the Fund’s Board of Directors and the Fund’s sole shareholder, disclosures about each of the Securities Sub-Advisers as required by Items 9 and 20 of Form N-2.

Response

The Registrant has included such disclosure where appropriate in the Registration Statement.

EXHIBITS

Comment

We note that the Registration Statement states that the Adviser will pay the Securities Sub-Advisers. However, we also note that each sub-advisory contract attached as an exhibit to the Registration Statement states that the Fund is to pay the fees of the respective Securities Sub-Adviser. Please reconcile and re-file the exhibits if necessary.

Response

The Registrant has re-filed revised sub-advisory contracts between the Adviser and each of Brookfield Investment Management Inc., Lazard Asset Management LLC and AMP Capital Investors (US) Limited, along with revised fee schedules.

As stated previously, the Fund is filing its Pre-Effective Amendment No. 4, pursuant to Rule 472 under the Securities Act, concurrently with this letter.

The Registrant has authorized Winston & Strawn LLP to convey to you that the Registrant acknowledges the following:

1.      The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.      Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.      The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to call me at (212) 294-2643 or Jay Gould at (212) 294-9575.

                                                                                    Sincerely,

                                                                                    /s/ Alan Hoffman, Esq.

                                                                                    Alan Hoffman, Esq.

                                                                                    Winston & Strawn LLP